

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Steve Allan
Chief Executive Officer
TPCO Holding Corp.
1550 Leigh Avenue
San Jose, California

      Re: TPCO Holding Corp.
           Registration Statement on Form 10-12G
           Filed August 9, 2021
           File No. 001-40726

Dear Mr. Allan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G, Filed August 9, 2021

Business
Intercorporate Relationships, page 4

1.   Please revise this section to reflect your disclosure on page 59 indicating that because you will be a holding company with no operations of your own, you will be dependent on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions to your company.

General Development of the Business - The Parent Company, page 6

2.   Please revise page 10 to state the amount of shares covered by the Registration Rights Agreement.

3. Please file the Brand Strategy Agreement and Roc Binding Heads of Terms as exhibits pursuant to Item 601(b)(10) of Regulation S-K or advise.

General Development of the Business - Caliva, page 12

4. We note your disclosures in this section regarding Caliva's increases in sales in 2018, 2019 and 2020. Please revise to disclose Caliva's net income (loss) during these periods.

Description of the Business, page 14

5. We note your statement on page 22 that you derive a substantial portion of your revenues from state legalized Medical-Use Cannabis and Adult-Use Cannabis. Please revise your disclosure in this section to describe the extent to which your revenues are attributable to each.

6. Please revise this section, where appropriate, to discuss recent trends in your direct to consumer and wholesale revenue streams as well as your operating results in recent periods.

7. Please revise your disclosure to provide more information concerning the quality testing of your cannabis products performed either by the Company or contracted to third parties.

Intellectual Property, page 20

8. Please revise to disclose for each material patent and trademark the specific products or technologies to which such patents or trademarks relate and the type of patent protection and expiration dates, if applicable. Please also clarify the extent to which your intellectual property rights are enforceable where cannabis remains illegal under U.S. federal law or cross reference the risk factor discussion on page 66.

9. On page 68 you mention in-licensing intellectual property. Please revise this section to describe any material license agreements and file these agreements as exhibits to your registration statement, or advise.

Competitive Conditions, page 21

10. Please expand your disclosure regarding competitive conditions to discuss the company's competitive position in your industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K.

Risk Factors
General Risks related to the Company including Capital Structure, Public Company and Tax Status and Capital Financing Policies, page 60

11. Please file your Lockup Agreements, mentioned on page 60, pursuant to Item 601(b)(10) of Regulation S-K.

12.   Please include risk factor disclosure highlighting the risks stemming from the Compliance Provisions of your Articles, described on page 152.

Financial Information
The Parent Company - Management's Discussion and Analysis of Financial Condition and Results of Operation, page 75

13.   On page 77 you state: "We believe our combined operations, which will result in the creation of what we believe will be, by revenue, vertical footprint, brand portfolio and balance sheet, the largest cannabis company in California…" Please revise to provide the support for this statement, including how you selected the comparable companies and the sources for the revenue figures. Similarly, please provide support for your statement that you have best-in-class margins on page 87 or remove such statement.

14.   We note on page 89 you state: "The Parent Company has elected to withdraw its previously provided guidance." Please revise to specify which guidance you are referring to.

Integration Initiatives, page 86

15.   We note your disclosure in this section that you have secured long-term access to over 900,000 pounds of high-quality, low-cost, California-grown cannabis. Please revise your registration statement, where appropriate, to describe the material terms of this agreement and file the agreement as an exhibit to your registration statement. Alternatively, please advise.

Caliva - Management's Discussion and Analysis of Financial Condition and Results of Operation…, page 106

16.   Please revise page 106 to provide support for your statement that Caliva is one of the premier vertically-integrated cannabis companies and a leading consumer brand in the United States cannabis industry. Please provide similar support with respect to SISU, which on page 123 is said to be industry-leading.

Directors and Executive Officers, page 130

17.   Please revise your discussion on pages 130-132 to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

Executive Officer and Director Compensation, page 135

18.   Please revise footnote 3 on page 138 to clearly describe the milestones that must be achieved in order for the RSUs to vest.

Description of Registrant's Securities to be Registered, page 151

19. We note that your forum selection provision identifies the courts of the Province of British Columbia and appellate courts therefrom as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Indemnification of Directors and Officers, page 156

20. Please file the indemnification agreement with your directors and officers mentioned on page 158 as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

(m) Revenue Recognition, page F-17

21. Please tell us whether your service revenues are material. If so, please disclose the amount in your statements of operations. For reference see Rule 5-03 of Regulation S-X.

22. We note on page 91 that you have launched the Club Loyalty Program that offers reward points to the members. Please expand your disclosure to discuss your consideration of such reward points in your revenue recognition.

(w) Critical accounting estimates and judgements
Principal versus agent, page F-24

23. Please provide us with a sample transaction where you are required to perform a gross versus net analysis. In addition please provide us with the full principal versus agent analysis in accordance with ASC 606.

(x) Accounting Standards Adopted, page F-24

24. We note on page 75 that you elected not to opt out of the extended transition period so the Company can defer the adoption of the new or revised accounting standards. However we note you adopted ASU 2019-12, ASU 2020-01 (Topic 321) and ASC 842 in January 2021, earlier than the effective date for the private entities. Please clarify or revise.

Audited Financial Statements for Fiscal Years 2020 and 2019
Consolidated Statements of Changes in Shareholders' (deficit) equity, page F-55

25. We note that you account for the sponsor and public warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or

provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Exhibits

26. In addition to your Notice of Articles, please file your Articles as an exhibit. Refer to Item 601(b)(3)(i) of Regulation S-K.

General

27. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong at 202-551-3684 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Keith D. Pisani, Esq.